EXHIBIT 3
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[GRAPHIC OMITTED]

                                  ENCANA CORPORATION
                                  EnCana on 8th                tel:(403)645-2000
                                  1800 855 2nd Street SW
                                  PO Box 2850
                                  Calgary AB Canada T2P 2S5    www.encana.com


July 28, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Office of the Administrator of Securities
Prince Edward Island Registrar of Securities
Nova Scotia Securities Commission
Newfoundland Department of Government Services and Lands, Securities Division Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut Territory
The Toronto Stock Exchange

Dear Sirs:

RE:    ENCANA CORPORATION ("ENCANA") - INTERIM REPORT FOR THE PERIOD
       ENDED JUNE 30, 2004
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This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:

a) EnCana's Medium Term Note program in respect of which a Short Form Shelf Prospectus dated August 20, 2003 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1.0 billion (Sedar project no. 00562373);

b) EnCana's U.S. debt securities program in respect of which a Short Form Shelf Prospectus dated August 22, 2002 relating to the offering of debt securities in an aggregate principal amount of up to US$2.0 billion debt securities (Sedar project no. 00471451); and

c) EnCana Holdings Finance Corp.'s U.S. debt securities program in respect of which a Short Form Shelf Prospectus dated March 26, 2004, relating to the offering of debt securities (guaranteed by EnCana) in an aggregate principal amount of up to US$2.0 billion debt securities (SEDAR project no. 00622960).

Consolidated Financial Ratios, provided in connection with EnCana's continuous offering of medium term notes and debt securities, and a comfort letter from PricewaterhouseCoopers LLP, in respect of the unaudited Consolidated Financial Statements for the period ended June 30, 2004, have been filed under the SEDAR project number for the said interim financial statements.

Yours truly,

ENCANA CORPORATION


/signed/ Kerry D. Dyte


KERRY D. DYTE
Corporate Secretary